Exhibit 99.1

XUEDA EDUCATION GROUP
ANNOUNCES WITHDRAWAL OF PROPOSED SECONDARY OFFERING AND
REAFFIRMS REVENUE GUIDANCE FOR SECOND QUARTER AND FULL YEAR 2011

BEIJING, CHINA, June 3, 2011 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services, today announced that it has filed a request with the Securities and Exchange Commission (the “Commission”) to withdraw the registration statement on Form F-1 previously filed with the Commission relating to a proposed public offering by certain of the Company’s pre-IPO shareholders of its ordinary shares in the form of American depositary shares (“ADSs”).

Mr. Xin Jin, Chief Executive Officer and Director of Xueda, commented, “We welcome the selling shareholders’ decision not to proceed with the proposed secondary offering, as their decision underscores our belief that the current trading price of our ADSs does not reflect Xueda’s strong business fundamentals and growth prospects. The effective execution of our business strategies, together with the support of our shareholders, has been the key to our ability to consistently deliver solid results and achieve rapid expansion since our initial public offering in November 2010.”

In addition, Xueda reaffirms its guidance of net revenue for the second quarter of 2011 to be in the estimated range of $63.6 million to $66.9 million, an increase of approximately 35.4% to 42.5% over the same quarter of the previous year. Xueda also reaffirms its guidance of net revenue for the full year of 2011 to be in the estimated range of $222 million to $235 million, an increase of approximately 44.2% to 52.5% compared to the full year of 2010.

About Xueda Education Group

Xueda Education Group (“Xueda”) is the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to IDC, Xueda is the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, and operates the largest tutoring service network in terms of number of cities covered. Since opening its first learning center in 2004, Xueda has organically built an extensive tutoring service network comprised of 218 learning centers and over 10,100 full-time service professionals, serving customers located in 54 economically developed cities across 27 of China’s 31 provinces and municipalities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Jeffery Gao, CFO

Tel: +86-10-6427-8899 ext 6678
Email: jefferygao@21edu.com

Three Part Advisors
John Palizza
Tel: +1 281-727-6775

Email: jpalizza@threepa.com